For Immediate Release - Calgary, Alberta
TSX: BXE

BELLATRIX ANNOUNCES 2018 YEAR END RESERVES HIGHLIGHTED BY 13% RESERVE GROWTH AND LOW COST RESERVE ADDITIONS

CALGARY, ALBERTA (March 14, 2019) - Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX: BXE) announces 2018 year end reserves, highlighted by 13% reserve growth and low cost reserve additions.

Reserves at December 31, 2018 were independently evaluated by InSite Petroleum Consultants Ltd. (“InSite”). The evaluation encompasses 100% of Bellatrix's oil and gas properties and was prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”).

2018 YEAR END RESERVE HIGHLIGHTS

Bellatrix delivered low cost reserve additions in 2018 with 13% growth in each of Proved Developed Producing (“PDP”), Proved (“1P”), and Proved plus Probable (“2P”) reserve categories. The Company achieved a 100% success rate through the drill bit, focused on the low cost Spirit River liquids rich natural gas play.

In 2018, Bellatrix drilled and/or participated in 14 gross (9.2 net) total wells including 10 gross (7.7 net) operated Spirit River liquids rich natural gas wells, 1 gross (1.0 net) operated Cardium well and 3 gross (0.5 net) non-operated wells (two Spirit River and one Cardium). Bellatrix's operated drilling activity in 2018 included, a total of 49,027 meters drilled, 18,026 meters of which was horizontal length.

Bellatrix demonstrated strong results within its core area in 2018 highlighted by the following achievements:

•
Total 1P and 2P reserves at year end 2018 increased to 193 mmboe and 265 mmboe, respectively, representing 13% growth within each category, driven by strong positive technical reserve revisions and infill drilling additions which more than offset the impact of reserves produced during the year.

•	Achieved reserves replacement of 330% in 2018 including the effect of total net acquisitions, and 166% reserve replacement excluding the effect of total net acquisitions in 2018.

•
Bellatrix established a December 31, 2018 2P net asset value (2P net present value discounted at 10% (“NPV10”) before tax) of $1.12 billion ($13.84/share) which incorporates future net revenue adjusted for year end total net debt, seismic, and land value.

•
The 2018 year end PDP NPV10 before tax value of $472.5 million remained relatively unchanged from the 2017 year end PDP NPV10 value of $475.3 million as the 13% growth in reserve volumes mitigated the impact of lower forecast natural gas and natural gas liquids prices year over year.

•
Bellatrix maintained a focused capital program in 2018 adding PDP reserves at a finding, development and acquisition (“FD&A”) cost of $3.12/boe excluding capital invested in the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”), and $3.22/boe including the Alder Flats Plant. The PDP recycle ratio excluding Alder Flats Plant capital was 2.7 times.

•
Bellatrix’s 2P and 1P FD&A costs including changes in future development capital (“FDC”) in 2018 averaged $1.99/boe and $2.28/boe, respectively. On a three year average basis (2016 to 2018), Bellatrix delivered strong 2P and 1P FD&A costs of $3.22/boe and $3.76/boe, respectively.

•	The Company’s calculated 1P and 2P reserve life indices improved year over year to 14.7 years and 19.2 years (compared with 13.5 and 17.4 years in 2017), respectively.

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•	Bellatrix’s corporate decline rate forecast by InSite for PDP reserves in 2019 is 26% (relatively unchanged compared with an estimated first year PDP decline rate at December 31, 2017 of 25%).

2018 HIGHLIGHTS

	Twelve months ended December,
	2018	2017
Reserves (Working Interest (1), mboe)
Proved Developed Producing	77,327	65,305
Total Proved	192,979	171,198
Proved Undrilled/Total Proved	59%	61%
Total Proved and Probable	265,222	235,330
Probable/Total Proved and Probable	27%	27%

Net Present Value of Reserves (Before Tax, 10% Discount Rate) (2)
Total Proved ($MM)	$1,049	$1,016
Proved and Probable ($MM) (3)	$1,500	$1,501

Net Asset Value
Proved and Probable ($MM) (4)	$1,120	$1,161
Proved and Probable Net Asset Value, per basic share (5)	$13.84	$23.52

FD&A Costs (Including Changes in FDC)
PDP, excluding Alder Flats Plant capital ($/boe)	$3.12	$4.81
1P, excluding Alder Flats Plant capital ($/boe)	$2.28	$4.12
2P, excluding Alder Flats Plant capital ($/boe)	$1.99	$3.15
3 year average 1P ($/boe)	$3.76	$4.05
3 year average 2P ($/boe)	$3.22	$2.39

Selected Key Operating Statistics
Annual average sales volumes (boe/d)	35,635	36,872
Q4 average sales volumes (boe/d)	35,001	37,077
Annual operating netback ($/boe) (6)	$8.51	$9.02
Total net debt ($MM) (6)	$443.3	$420.8

Reserve Life Index (Years)
Proved	14.7	13.5
Proved and Probable	19.2	17.4
Recycle Ratio
PDP, excluding change in FDC and Alder Flats Plant capital	2.7 x	1.9 x
1P, excluding change in FDC and Alder Flats Plant capital	3.8 x	3.8 x
2P, excluding change in FDC and Alder Flats Plant capital	4.7 x	4.1 x

Evaluated Future Horizontal Drilling Locations (7)
Gross Spirit River	174	177
Net Spirit River	132	129
Gross Cardium	150	147
Net Cardium	127	117
(1) “Working Interest” means Bellatrix’s working interest (operated or non-operated) share excluding any royalty interest and before deduction of royalties and is also referred to as “Gross” reserves under NI 51-101. May not add due to rounding.
(2) It should not be assumed that the present worth of estimated future net revenue presented in the tables above or elsewhere in this press release represents the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserves estimates of Bellatrix's crude oil and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquids reserves may be greater than or less than the estimates provided herein.
(3) Bellatrix reserves information includes the impact of IFRS 16, which changes the accounting treatment of certain operating leases so that the future lease payments associated with such leases are recognized as a financial liability on the Company’s balance sheet. As a result, for the purposes of preparing the reserves data presented herein, the lease payments associated with such leases are recognized as financing costs rather than as operating costs and have not been deducted in calculating the

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value of the Company's reserves. If such lease payments were recognized as operating costs in calculating the value of the Company's reserves, it would result in a reduction to the Company’s 2P NPV10 future net revenue by $88 million from approximately $1.5 billion to $1.412 billion.
(4) Proved plus Probable net asset value incorporates 2P NPV10 (before tax) value and adjusts for year end total net debt, seismic, and land value.
(5) Based on 80.9 million common shares outstanding as at December 31, 2018 (excluding common shares issuable pursuant to securities that are convertible, exercisable or exchangeable into common shares).
(6) The terms “operating netback” and “total net debt” do not have standard meanings under Canadian generally accepted accounting principles (“GAAP”). Operating netback is calculated by deducting transportation, royalties and operating costs from revenue. Operating netback includes the impact of commodity price risk management contracts. The Company's calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, 8.5% senior unsecured notes due 2020 (the “Senior Notes”), 8.5% second lien notes due 2023 (the “Second Lien Notes”), 6.75% convertible unsecured subordinated debentures due 2021 (the “Convertible Debentures”) (liability component), and current and long term amounts outstanding under our syndicated revolving credit facilities (the “Credit Facilities”). The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current Credit Facilities. See “Non-GAAP measures” in the Reader Advisories at the end of this Press Release.
(7) Represents proved plus probable undeveloped locations included in the InSite Report as defined below.

2018 RESERVES

Bellatrix engaged InSite to complete a reserve report in accordance with NI 51-101, on 100% of Bellatrix’s oil and gas properties effective December 31, 2018 (the “InSite Report”). Highlights include:

•	265.2 million boe total working interest 2P reserves and 193.0 million boe 1P reserves.

•	$1.5 billion net present value of future net revenue of 2P reserves before tax at a 10% discount rate.

•	A net asset value of $13.84 per basic share outstanding based on the InSite evaluation of 2P reserves at a 10% discount rate.

•	Bellatrix’s corporate decline rate forecast by InSite for PDP reserves in 2019 is 26% (relatively unchanged compared with an estimated first year PDP decline rate at December 31, 2017 of 25%).

Working interest	2018 Reserves			2017 Reserves
	Oil & Liquids	Natural Gas	Total	Total	Variance
	(mbbl)	(mmcf)	(mboe)	(mboe)%
Proved	62,308	784,024	192,979	171,198	13%
Probable	23,421	292,934	72,243	64,132	13%
Proved Plus Probable (1)	85,729	1,076,957	265,222	235,330	13%
(1) Totals may not add due to rounding.

NET ASSET VALUE - PROVED PLUS PROBABLE

The following table of net asset value, as at December 31, 2018, is based on the InSite evaluation of future net revenue of the Company’s 2P reserves before tax, which does not represent fair market value.

($000s except acre, unit and per unit amounts)
	PV 0%	PV 5%	PV 8%	PV 10%	PV 15%
Proved plus Probable Reserves (1)	3,793,797	2,246,652	1,743,453	1,500,254	1,083,970
Undeveloped Lands (2)	35,952	35,952	35,952	35,952	35,952
Value of Seismic (3)	26,872	26,872	26,872	26,872	26,872
Total Net Debt (4)	(443,332)	(443,332)	(443,332)	(443,332)	(443,332)
Net Asset Value	3,413,289	1,866,144	1,362,945	1,119,746	703,462

Per Basic Common Share (5)	$42.19	$23.06	$16.85	$13.84	$8.69
(1) As evaluated by InSite as at December 31, 2018 based on forecast prices and costs before income tax.
(2) As estimated by Bellatrix as at December 31, 2018 based on 133,815 net acres of undeveloped land at an average price of $268.67 per acre.
(3) Based on 25% of $105.7 million replacement value based on seismic costs to buy data at an average of approximately $1,600/km for 2D and $16,000/km2 for 3D.
(4) The Company's calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Second Lien Notes, Senior Notes, Convertible Debentures (liability component), current Credit Facilities and long term Credit Facilities. The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current Credit Facilities.
(5) Based on 80.9 million common shares outstanding as at December 31, 2018 (excluding common shares issuable pursuant to securities that are convertible, exercisable or exchangeable into common shares).

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NET PRESENT VALUE (“NPV”) OF FUTURE NET REVENUE

The forecast prices used in the InSite Report incorporate InSite’s commodity price forecasts as at December 31, 2018 (“InSite Forecast Prices”) which are noted below under the heading “Reserve Report Commodity Pricing”. It should not be assumed that the NPV estimated by InSite represents the fair market value of Bellatrix’s reserves. Estimated future net revenues are reduced for estimated future abandonment and reclamation costs (for wells (both current and future wells) that have been attributed reserves), estimated royalties payable, estimated operating costs, and estimated capital for future development associated with the reserves.

In the InSite Report, the net total future capital over the life of the reserves associated with 1P reserves is $679 million ($512 million discounted at 10%) and $863 million ($639 million discounted at 10%) for 2P reserves. The change in 2018 net total FDC over the life of the reserves associated with 1P reserves is $15 million ($1 million discounted at 10%) and $31 million ($7 million discounted at 10%) for 2P reserves. Calculated changes in net FDC exclude future capital from acquired properties.

SUMMARY OF NPV BEFORE INCOME TAXES (1), (2)

As at December 31, 2018	0%	5%	8%	10%	15%
Proved
Developed producing	887,468	619,667	522,192	472,545	382,630
Developed non-producing	18,791	13,685	11,690	10,637	8,654
Undeveloped	1,506,640	885,604	671,650	566,101	382,763
Total proved	2,412,899	1,518,956	1,205,532	1,049,283	774,047
Probable	1,380,898	727,696	537,921	450,971	309,923
Total proved plus probable	3,793,797	2,246,652	1,743,453	1,500,254	1,083,970
(1)Forecast Prices and Costs ($000s). Discounted at (%/year).
(2) May not add due to rounding.

SUMMARY OF NPV AFTER INCOME TAXES (1), (2), (3)

As at December 31, 2018	0%	5%	8%	10%	15%
Proved
Developed producing	887,468	619,667	522,192	472,545	382,630
Developed non-producing	18,791	13,685	11,690	10,637	8,654
Undeveloped	1,245,226	763,538	590,955	503,942	348,934
Total proved	2,151,485	1,396,890	1,124,837	987,124	740,218
Probable	1,022,509	545,391	407,431	344,313	241,878
Total proved plus probable	3,173,994	1,942,281	1,532,268	1,331,437	982,096
(1) Forecast Prices and Costs ($000s), Discounted at (%/year).
(2) May not add due to rounding.
(3) The after-tax NPV of Bellatrix's oil and gas properties reflects the tax burden on the properties on a stand-alone basis and utilizes corporate tax pools. It does not consider the business-entity-level tax situation, or tax planning. It does not provide an estimate of the value at the level of the business entity, which may be significantly different. Bellatrix's consolidated financial statements and management's discussion and analysis should be consulted for information at the business entity level.

FD&A COSTS (1)

The Company achieved another strong year of capital investment in 2018 with average drill, complete, equip and tie-in costs for its Spirit River program in 2018 averaging approximately $3.4 million per well (down from $3.8 million in 2017).

Total exploration and development capital expenditures in 2018 (before acquisition and divestiture activities) were $50.3 million. Total net capital expenditures after acquisition and divestiture activities were $75.6 million in 2018.

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	2018	2017	2016	2016 - 2018 Avg.
PROVED PLUS PROBABLE FD&A COSTS
Excluding changes in FDC
FD&A Costs, 2P ($/boe)
Exploration and development (2)	2.32	3.39	1.77	2.46
Acquisitions (excluding dispositions) (3)	1.43	0.04	3.26	1.35
Total (including acquisitions)	1.88	2.43	2.02	2.12
Total excluding Alder Flats Plant capital (4)	1.82	2.22	1.82	1.96
Including changes in FDC (2)
FD&A Costs, 2P ($/boe)
Exploration and development	1.44	3.58	3.68	3.16
Acquisitions (excluding dispositions) (3)	2.66	2.83	5.80	3.35
Total (including acquisitions)	2.05	3.36	4.03	3.22
Total excluding Alder Flats Plant capital (4)	1.99	3.15	3.83	3.05

PROVED FD&A COSTS
Excluding changes in FDC
FD&A Costs, 1P ($/boe)
Exploration and development (2)	2.62	3.42	1.88	2.59
Acquisitions (excluding dispositions) (3)	1.94	0.05	4.34	1.79
Total (including acquisitions)	2.31	2.61	2.22	2.38
Total excluding Alder Flats Plant capital (4)	2.24	2.38	1.99	2.20
Including changes in FDC (2)
FD&A Costs, 1P ($/boe)
Exploration and development	1.41	4.67	3.75	3.62
Acquisitions (excluding dispositions) (3)	3.51	3.33	6.99	4.14
Total (including acquisitions)	2.36	4.34	4.20	3.76
Total excluding Alder Flats Plant capital (4)	2.28	4.12	3.98	3.57

PROVED DEVELOPED PRODUCING FD&A COSTS
FD&A Costs, PDP ($/boe)
Exploration and development (2)	3.51	5.56	5.02	4.83
Acquisitions (excluding dispositions) (3)	2.84	0.47	11.14	4.11
Total (including acquisitions)	3.22	5.27	5.90	4.67
Total excluding Alder Flats Plant capital (4)	3.12	4.81	5.30	4.31
(1) FD&A costs are used as a measure of capital efficiency. FD&A presented above has been calculated based on exploration and development capital and/or acquisition capital spent in the applicable period (both including and excluding changes in future development capital for that period) divided by the change in reserves for that period including revisions for that same period. Bellatrix provides FD&A costs that incorporate all acquisitions and exclude the reserve, capital, and FDC impact of dispositions during the year. The foregoing calculation is based on working interest reserves.
(2) The aggregate of exploration and development costs incurred in the most recent year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.
(3) FD&A is calculated using the announced purchase price for corporate acquisitions rather than the actual amount allocated to property, plant and equipment for accounting purposes.
(4) In 2018, the Company completed facilities and equipment investments totalling $50.3 million including approximately $2.6 million directly on the Alder Flats Plantas such capital is non-recurring and no further development capital will be required to be spent on the Alder Flats Plant in future years, total FD&A costs are shown excluding capital spent directly on the Alder Flats Plant.

RESERVE LIFE INDEX

Bellatrix’s reserve life index has been determined for 1P and 2P working interest reserves using forecast prices and costs. The reserve life index for 2018 is calculated by dividing reserves as at December 31, 2018 by 2019 forecasted average production of 37,853 boe/d for 2P reserves and 35,824 boe/d for 1P reserves, as set forth in the InSite Report, representing a measure of the amount of time production could be sustained at the production rates based on the reserves at the applicable point in time.

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	2018	2017	2016	2015	2014
Proved	14.7	13.5	14.1	10.1	10.6
Proved and Probable	19.2	17.4	18.8	14.3	13.3

RECYCLE RATIO (OPERATING NETBACK (1)/FD&A COST)

Recycle ratio is a measure for evaluating the effectiveness of a company’s reinvestment program and the efficiency of capital investment. It accomplishes this by comparing the operating netback per boe to that year’s reserve FD&A cost per boe. In 2018, the Company completed facilities and equipment investments totalling $50.3 million including approximately $2.6 million directly on the Alder Flats Plant. Capital spent directly on the Alder Flats Plant has been excluded from the calculation of recycle ratio as such capital is non-recurring and no further development capital will be required to be spent on the Alder Flats Plant in future years.

As at December 31, 2018	Proved Developed Producing	Proved	Proved and Probable
Operating netback after commodity price risk management contracts ($/boe) (1)	$8.51	$8.51	$8.51
Recycle ratio (excluding change in FDC)	2.64	3.68	4.53
Recycle ratio (excluding change in FDC and Alder Flats Plant capital)	2.73	3.80	4.68
(1) Operating netback is calculated by deducting transportation, royalties and operating costs from revenue and includes the impact of commodity price risk management contracts. (See Non-GAAP Measures)

FUTURE DEVELOPMENT COSTS USING FORECAST PRICES AND COSTS

At year end, 2018, InSite had evaluated certain future development opportunities on Company lands including 174 gross (132 net) future undrilled Spirit River horizontal locations and 150 gross (127 net) future undrilled Cardium horizontal locations representing proved plus probable undeveloped locations.

For purposes of assigning net present value of future revenue, future development costs were committed as detailed in the following table.

($000s)	Proved Future Development Costs	Proved plus Probable Future Development Costs
2019	54,270	57,720
2020	116,465	121,269
2021	135,577	160,503
2022 and subsequent	372,284	523,511
Undiscounted total	678,596	863,002
Discounted @ 10%/yr.	511,629	639,408

RESERVES SUMMARY

The InSite Report is based on forecast prices and costs, and applies InSite’s forecast escalated commodity price deck, foreign exchange rate, and inflation rate assumptions as at December 31, 2018 as outlined in the table below entitled "Reserve Report Commodity Pricing". At December 31, 2018 the Company’s 2P gross reserves as evaluated by InSite, using forecast prices and costs, were 265,222 mboe, an increase of 13% compared to 235,330 mboe at December 31, 2017; total 1P gross reserves were 192,979 mboe, an increase of 13% compared to 171,198 mboe at December 31, 2017. By commodity type, natural gas made up 68% and crude oil and natural gas liquids 32% of total 2P reserves. In addition to the information disclosed herein, more detailed information on the Company's reserves will be included in the Company's Annual Information Form which management anticipates will be filed on or about March 21, 2019.

Reserves, at December 31, 2018, as evaluated by InSite, are summarized below and in the following tables.

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Summary of Oil and Gas Working Interest Reserves (1) (Gross)
Forecast Prices and Costs
	As at Dec. 31, 2018					As at Dec. 31, 2017
	Natural Gas (2)	Heavy Oil	Light and	Natural Gas	Total	Total
			Medium Oil	Liquids
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	319,094	6	953	23,186	77,327	65,305
Developed non-producing	5,919	0	46	337	1,369	837
Undeveloped	459,011	114	1,925	35,742	114,283	105,057
Total proved	784,024	120	2,924	59,264	192,979	171,198
Probable	292,934	198	1,367	21,856	72,243	64,132
Total proved plus probable	1,076,957	318	4,291	81,120	265,222	235,330
(1) “Working Interest" means Bellatrix's working interest (operated or non-operated) share excluding any royalty interest and before deduction of royalties. Also referred to as “Gross” reserves under NI 51-101. May not add due to rounding.
(2) Includes natural gas from coal bed methane and shale gas reserves. Coal bed methane and shale gas reserves represent an immaterial portion of the Company’s natural gas reserves.

Summary of Oil and Gas Net Reserves (1) (Net)
Forecast Prices and Costs
	As at Dec. 31, 2018					As at Dec. 31, 2017
	Natural Gas (2)	Heavy Oil	Light and	Natural Gas	Total	Total
			Medium Oil	Liquids
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	288,710	6	866	18,626	67,617	56,640
Developed non-producing	4,961	0	42	236	1,104	688
Undeveloped	412,635	99	1,579	30,447	100,897	92,277
Total proved	706,306	105	2,487	49,309	169,618	149,604
Probable	262,378	166	1,095	17,829	62,819	55,090
Total proved plus probable	968,684	271	3,581	67,138	232,438	204,694
(1) "Net" means Bellatrix's working interest (operated or non-operated) share after deduction of royalty obligations, plus Bellatrix's royalty interests in reserves. May not add due to rounding.
(2) Includes natural gas from coal bed methane and shale gas reserves. Coal bed methane and shale gas reserves represent an immaterial portion of the Company’s natural gas reserves.

RESERVE REPORT COMMODITY PRICING

The following is a summary of InSite’s forecast commodity prices as at December 31, 2018:

Year Forecast	WTI Oil Cushing Oklahoma ($US/bbl)	Edmonton Crude Oil Ref Price ($/bbl)	AECO Natural Gas ($/MMBtu)	Butane ($/bbl)	Propane ($/bbl)	Condensate ($/bbl)	Exchange Rate (1) ($US/$Cdn)
2019	57.00	63.50	1.90	20.96	28.58	67.95	0.76
2020	64.00	75.55	2.29	37.02	33.24	78.95	0.78
2021	68.00	80.50	2.71	45.89	37.03	83.72	0.80
2022	71.00	83.25	3.03	54.95	38.30	86.58	0.80
2023	72.80	85.60	3.21	58.21	41.52	88.60	0.80
2024	74.50	87.62	3.33	61.33	42.93	90.68	0.80
2025	76.50	90.01	3.44	62.10	44.10	93.16	0.80
2026	77.50	92.68	3.50	63.95	45.41	95.92	0.80
2027	79.05	94.53	3.57	65.22	46.32	97.84	0.80
2028	80.63	96.42	3.65	66.53	47.25	99.79	0.80
Thereafter	+2.0%/yr.	+2.0%/yr.	+2.0%/yr.	+2.0%/yr.	+2.0%/yr.	+2.0%/yr.
(1) Exchange rates used to generate the benchmark reference prices in this table

Weighted average historical prices realized by Bellatrix (before commodity price risk management contracts) for the year ended December 31, 2018, were $1.78/mcf for natural gas, $73.63/bbl for crude oil and condensate, and $24.46/bbl for natural gas liquids

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(excluding condensate).

LAND

As at December 31, 2018, Bellatrix had approximately 133,815 net undeveloped acres in Alberta, British Columbia, and Saskatchewan.

Land Holdings (1)
	2018		2017
	Gross	Net	Gross	Net
Developed
British Columbia	7,602	1,910	8,132	2,108
Alberta	366,664	230,940	371,715	227,180
Saskatchewan	13,327	12,720	13,327	12,720
Total	387,593	245,570	393,174	242,008
Undeveloped
British Columbia	62,637	20,318	79,987	28,859
Alberta	142,313	105,764	153,035	112,213
Saskatchewan	8,005	7,732	8,005	7,732
Total	212,956	133,815	241,028	148,804
Developed and Undeveloped
British Columbia	70,240	22,228	88,120	30,967
Alberta	508,977	336,705	524,751	339,393
Saskatchewan	21,332	20,452	21,332	20,452
Total	600,549	379,385	634,202	390,812
(1) May not add due to rounding

Bellatrix Exploration Ltd. is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves, with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
All amounts in this press release are in Canadian dollars unless otherwise identified.
For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations & Corporate Development (403) 750-1270

Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bxe.com

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READER ADVISORIES:
Forward-Looking Statements. Certain statements contained in this news release may constitute forward-looking statements or forward-looking information. These statements relate to future events or the Bellatrix's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements or information are often, but not always, identified by the use of words such as "anticipate", "plan", pro"estimate", "expect", "may", "will", "project", "predict", "could", "should", "believe" and similar expressions. Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Bellatrix believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon by investors. These statements speak only as of the date of this news release and are expressly qualified, in their entirety, by this cautionary statement.
In particular, this news release contains forward-looking statements, pertaining to the following: projections of market prices and costs, the quantity of reserves, oil and natural gas production levels, estimated future drilling locations, future development costs and timing of filing of Bellatrix's annual information form an annual financial results for the year ended December 31, 2018.
With respect to forward-looking statements contained in this news release, Bellatrix has made assumptions regarding, among other things: prevailing commodity prices, exchange rates, interest rates, applicable royalty rates and tax laws; the legislative and regulatory environments of the jurisdictions where Bellatrix carries on business or has operations; future production rates and estimates of operating costs; performance of existing and future wells; reserve and resource volumes; anticipated timing and results of capital expenditures; the success obtained in drilling new wells; the sufficiency of budgeted capital expenditures in carrying out planned activities; the timing, location and extent of future drilling operations; the state of the economy and the exploration and production business; results of operations; performance; business prospects and opportunities; the availability and cost of financing, labour and services; the impact of increasing competition; ability to market oil and natural gas successfully and Bellatrix's ability to obtain additional financing on satisfactory terms.
Although Bellatrix believes that the assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because no assurance can be given that they will prove to be correct. Bellatrix's actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors that may include, but are not limited to: volatility in the market prices for oil and natural gas; uncertainties associated with estimating reserves; uncertainties associated with Bellatrix's ability to obtain additional financing on satisfactory terms; geological, technical, drilling and processing problems; liabilities and risks, including environmental liabilities and risks, inherent in oil and natural gas operations; incorrect assessments of the value of acquisitions; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel. Readers are cautioned that the foregoing list of factors is not exhaustive. Management has included the above summary of assumptions and risks related to forward-looking information provided in this news release in order to provide security holders with a more complete perspective on Bellatrix's future operations and such information may not be appropriate for other purposes. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com).
This forward-looking information represents Bellatrix's views as of the date of this document and such information should not be relied upon as representing its views as of any date subsequent to the date of this document. Bellatrix has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.
Information Regarding Disclosure on Oil and Gas Reserves: The reserves data set forth above is based upon the InSite Report which is an independent reserves assessment and evaluation prepared by InSite with an effective date of December 31, 2018. The press release summarizes the Company's crude oil, natural gas liquids and natural gas reserves and the net present values before income tax of future net revenue for the Company's reserves using forecast prices and costs based on the InSite Report. All reserve references in this news release are "Working interest reserves" unless otherwise indicated. Working interest reserves are Bellatrix’s working interest (operated and non-operated) share before deduction of royalties, and is also referred to as “Gross” reserves under NI 51-101.  The InSite Report has been prepared in accordance with the standards contained in the COGE handbook and the reserve definitions contained in NI 51-101. All evaluations and reviews of future net cash flows are stated prior to any provisions for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimates of future net revenues presented in the tables above represent the fair market value of the reserves. There is no assurance that the forecast prices and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the Company's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquids reserves may be greater than or less than the estimates provided herein. All future net revenues are estimated using forecast prices, arising from the anticipated development and production of the Company's reserves, net of the associated royalties, operating costs, development costs, and abandonment and reclamation costs (for wells (both current and future) that have attributed reserves) and are stated prior to provision for interest and general and administrative expenses. Future net revenues have been presented on a before tax basis. Estimated values of future net revenue disclosed herein do not represent fair market value. The reserve data provided in this news release only represents a summary of the disclosure required under NI 51-101. Additional disclosure will be provided in the Company's Annual Information Form which management anticipates will be filed on www.sedar.com on or about March 21, 2019.
Non-GAAP Measures: The terms “operating netback” and “total net debt” do not have standard meanings under Canadian general accepted accounting principles (“GAAP”). Therefore reference to the non-GAAP measures of net debt may not be comparable with the calculation of similar measures for other entities. Operating netback is calculated by deducting transportation, royalties and operating costs from revenue. Operating netback includes the impact of commodity price risk management contracts. The Company's calculation of total net debt excludes other deferred

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liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, Senior Notes, Second Lien Notes, Convertible Debentures (liability component), current Credit Facilities and long term Credit Facilities. The adjusted working capital deficiency is calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current Credit Facilities. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is available in the Company’s Management Discussion and Analysis for the year ended December 31, 2018 and 2017.
Oil and Gas Metrics: This news release contains metrics commonly used in the oil and natural gas industry, such as "recycle ratio", "operating netback", "finding, development and acquisition ("FD&A") costs", and "reserve life index ("RLI")". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies, and therefore should not be used to make such comparisons. Details of how these measures have been calculated are included in the body of this press release. Reserve replacement is calculated by dividing total 2P reserve additions before production, by total production during the year, inclusive and exclusive of the net impact of net acquisition reserve additions during the year.
BOE Presentation: References herein to "boe" mean barrels of oil equivalent derived by converting gas to oil in the ratio of six thousand cubic feet (Mcf) of gas to one barrel (bbl) of oil. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6: 1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.
Drilling Locations: This press release discloses future drilling locations, which can be categorized as follows: (i) proved locations; and (ii) probable locations. Proved locations and probable locations are sometimes collectively referred to as "booked locations", are derived from Bellatrix's most recent independent reserves evaluation and account for drilling locations that have associated proved plus probable reserves or probable-only reserves, as applicable.

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